Mail Stop 3561

July 3, 2007

Russell K. Girling, Chief Executive Officer
TC PipeLines, LP
110 Turnpike Road, Suite 203
Westborough, Massachusetts 01581

      Re: TC PipeLines, LP
                Post-Effective Amendment No. 1 to Form S-3
                Filed June 6, 2007
                File No. 333-141488

                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 2, 2007
                File No. 0-26091

Dear Mr. Girling:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Form S-3

1. We note that you are registering for resale 17,356,086 of common units on behalf of certain selling unitholders. Also, of these 17,356,086 units, 8,678,045 of them, or 50%, are being registered on behalf of TransCan Northern Ltd., of which your general partner, TC PipeLines GP, Inc. is a wholly-owned subsidiary. Further, we note that TransCan Northern's 8,678,045 units being

registered in this offering constitute 81.0% of its units owned currently. Given these facts, it appears that TransCan Northern should be identified as an underwriter in this offering. Please identify TransCan Northern as an underwriter or tell us why you believe it is not necessary for you to do so.

Selling Unitholders, page 17

2. It appears that you do not disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to all of the unitholders that are legal entities and not registered with us. Please revise or advise.

3. Please clarify your disclosure to identify all selling unitholders who are registered broker-dealers or affiliates of broker-dealers, such as you have with respect to the Kayne Anderson entities. Please note that a registration statement registering the resale of units being offered by broker-dealers must identify the broker-dealers as underwriters if the units were not issued as underwriting compensation. Please revise your disclosure accordingly.

4. If a selling unitholder is an affiliate of a broker-dealer, please disclose, if true, that:
    - the seller purchased the securities to be resold in the ordinary course of business; and
    - at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

    Alternatively, please disclose that the unitholder is an underwriter. We may have additional comments upon review of your response.

5. In footnotes 3, 4, and 5 to your table, you state that the units held by certain unitholders are not included in your table. For example, in footnote 3, you state that the units of Kayne Anderson MLP Investment Company, Kayne Anderson Energy Total Return Fund, Inc., Kayne Anderson MLP Fund, L.P., and Kayne Anderson Capital Income Partners (QP), L.P. listed in your table do not include an aggregate of 70,105 common units owned by funds managed by Kayne Anderson Capital Advisors, L.P. or Kayne Anderson Capital Advisors, L.P. Please tell us why these units are not included in your table.

Form 10-KSB for the Year Ended December 31, 2006

Item 9A Controls and Procedures, page 55

6. You provide only part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective in ensuring the information you are required to disclose

> under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. If true, please confirm for us, as you have in your Form 10-Q for the period ended 3/31/07, that that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

*　　*　　*　　*　　*　　*

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brett Cooper, Esq.
        Orrick, Herrington & Sutcliffe LLP
        Via Facsimile